U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934

NMI HEALTH, INC.
(Name of Small Business Issuer in Its Charter)

Nevada	87-0561647
(State or Other Jurisdiction of	(I.R.S. Employer Identification No.)
Incorporation or Organization)

50 West Liberty Street, Suite 880, Reno, Nevada	89501
(Address of Principal Executive Offices)	(Zip Code)

Issuer’s telephone number: (800) 732-0732
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

None	n/a.

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock
(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐	Smaller reporting company ☒

ITEM 1.BUSINESS

Unless the context requires otherwise, all references to the “Company”, “we”, “us” and “our” refer to NMI Health, Inc.

History

The Company was organized under the laws of the State of Nevada on November 1, 1991, under the name "Lead Creek Unlimited." Until February 9, 1996, the Company conducted no business. The Company filed with the Secretary of State of the State of Nevada a Certificate of Amendment changing its name to "Emergency Filtration Products, Inc." on March 8, 1996 pursuant to a Plan of Reorganization. There was no change, however, in the majority ownership of the Company related to this Plan or Reorganization. On April 14, 2009, we changed our name to Nano Mask, Inc., then on May17, 2013 to NMI Health, Inc. The name changes were made to reflect changes in product focus as the Company has developed.

Current Business of the Company

We are an international supplier of antimicrobial textile products for healthcare, hospitality, consumer and organized sports markets. Our textile products maintain 99.9% of the antimicrobial efficacy after 200 washes according to testing conducted by BioSan Laboratories, Inc. The Company has evolved from a specialty filter products company that developed a state-of-the-art air filtration technology for removing infectious bacteria and viruses in air flow systems into a company providing innovative infection prevention textile products. Such products now include a proprietary line of antimicrobial hospital fabrics and textiles designed to inhibit the growth of virus, fungi and bacteria which can cause healthcare associated infections (HAI’s). By using consumer behaviors to validate designs and applications, we infuse integrity into our array of products. Our textile products incorporate antimicrobial properties licensed from Noble Biomaterials, Inc. using their X-Static® Silver antimicrobial technology. This technology provides antimicrobial, anti-static, environmentally friendly, thermo-regulating and anti-odor properties that are highly desirable in the hospital, hospitality and sports industries. We are now devoting most of our resources towards expanding and promoting these lines of antimicrobial textiles in the hospital, hospitality and sports industries.

Antimicrobial Fabrics and Textiles

Hospitals and other health care facilities have battled healthcare associated infections (HAI’s), for many years, and based on emerging reports, both domestically and internationally. According to the Centers for Disease Control and Prevention, an estimated two million Americans contract HAI’s and more than 75,000 patients die due to complications from infection, causing an estimated $45 billion in excess health care costs each year. As of October 2008 the Centers for Medicare and Medicaid (CMS) have mandated that the treatment of certain conditions acquired after admission will not be reimbursed. As a result, healthcare facilities are incurring significant costs to treat patients with HAI’s. And, now, with insurers withdrawing compensation for HAI’s in the United States, never has it been more important to look at all areas of nosocomial infection control.

HAI’s are directly associated with high morbidity and mortality rates, representing a significant burden on healthcare resources. We believe that the need for hospitals to effectively address HAI’s is of critical importance. Many organizations concur that cleaner hospitals are safer hospitals. But while standard infection-control procedures of hand washing and disinfecting hard surfaces like countertops, floors, bed rails, instruments and equipment have helped reduce infection rates, their effectiveness in controlling bacterial contamination of soft surfaces has been extremely limited. Multiple studies have shown that soft surfaces in hospitals can harbor deadly bacteria, causing recontamination during frequent contact. However, proper and thorough bacterial management of soft surfaces are often ignored by infection prevention protocols. Moreover, laundering alone isn't effective at addressing this challenge, because fabrics begin to re-contaminate immediately after being put in use.

Effective HAI reduction requires incorporating soft surface management into an overall bacteria-reduction strategy. We believe that one of the most effective approaches towards managing soft surface contamination is through a synergistic approach. This approach relies on harnessing an antimicrobial technology platform that can not only be universally applied to soft surfaces in both form and function, but one that can simultaneously provide safe, reliable and continuous antimicrobial performance. NMI Health, Inc. has recently partnered with Noble Biomaterials, global leaders in antimicrobial yarn and fiber technology, to develop an innovative and exclusive suite of antimicrobial fabrics designed to effectively meet the challenges of antimicrobial management of soft surfaces within the hospital environment. This technology enables us to incorporate Noble Biomaterials X-Static® silver fiber technology into all our fabric mixes, thereby providing extended antimicrobial protection for the life of each product that the Company fabricates. Consequently, we believe we have developed one of the most comprehensive antimicrobial soft surface product lines available in the health care market today, all made exclusively with X-Static® Silver yarn. Our suite of antimicrobial performance enhanced apparel and textiles have a natural look and the feel of traditional hospital fabrics and textiles.

With the rising incidence of HAI’s there has been an unparalleled surge in demand for infection prevention products over the last decade. With soft surfaces representing 90 percent of the patient healthcare environment: privacy curtains, lab coats, scrubs, gowns, bed linens, blankets and additional barrier products, we believe our suite of antimicrobial apparel and textiles are well positioned to become a vital component in any antimicrobial, bacteria-reduction strategy, both domestically and globally.

Sterling Sports Products

In March 2016 the Company purchased all of the common shares in Sterling Sports, LLC. This company sells antimicrobial, anti-odor products that employ the X-Static® technology providing permanent anti-odor capabilities by inhibiting the growth of bacteria and fungi on garments and towels that cause odors. By inhibiting growth of bacteria and fungi on the surface of fabrics, our products keep apparel odor free, even after multiple wear cycles between washings. The Company has tested these products powered by X-Static® Silver under rigorous conditions and has proven that they last at least 200 washes with a 99.9% efficacy. Its products are marketed under the brand name of Sterling Sport™. This company is being maintained as a separate subsidiary under NMI Health, Inc.

Competition

The antimicrobial products industry is highly competitive, diversified and congested, featuring many established companies, multiple technologies targeting similar objectives and numerous brands. And the market is also highly fragmented and dynamic with no clear dominant vendors marketing antimicrobial products aimed at the Company’s target markets. Also, historically vendors have not been offering performance-based textile solutions.

The competitive advantage is the interwoven nature of our products such that the property features noted above are permanently maintained through the life of the product.

Nevertheless, the Company faces direct competition from vendors in its current and planned markets, many of whom are larger and possess considerably greater resources than NMI Health, Inc. Notable direct competitors include the following three companies:

- Encompass Group, LLC

- PurThread Technologies, Inc.

- Infinitude Clothing, LLC

Dependence on one or a few major customers

We sell to several major customers, the loss of which may be temporarily detrimental to our business.

Sources and availability of raw materials and the names of principal suppliers

Raw materials are provided by the Company to the mills using our specifications. Such raw materials are readily available from multiple potential sources. The supplier of X-Static® silver has also indicated that their supplies of silver and related production thereof are readily available for reasonable delivery times to the mills.

Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts

We maintain two trademarks, SilverCare Plus™ and Sterling Sport™. Our license from Noble Biomaterials, Inc. provides for no license fee for two years.

Need for any government approval of principal products or services

Since we use third-party manufacturers to produce our products, we are not required to register as a manufacturer on an annual basis with the FDA. Also, while such third-party manufacturers may be subject to FDA inspections, our products are not subject to FDA inspection, since we provide only Class I medical products that are not under FDA purview.

Research and Development

Our research and development expenditures are prototype development costs associated with the new products such as materials, supplies, consulting fees, filing fees, etc. and for the last two years were as follows:

- 2015 $ 0

- 2014 $ 0

The Company anticipates that research and development costs may approximate $20,000 to $50,000 in 2016.

Costs and effects of compliance with environmental laws

We are not aware of any cost or effect of compliance with environmental laws.

Employees

As of June 7, 2016, we are employing four full-time employees.

ITEM 1A.RISK FACTORS

Risks Related to the Business of the Company.

Because we have a limited operating history, our future potential cannot be evaluated based on our past performance.

We have maintained a limited level of operations since our organization began. While the company has experienced a series of product failures during its relatively short history of operations, there is no extensive operating history to demonstrate our ability to conduct business. Therefore, the investment risk in our company is greater than with an established company. Accordingly, one should not invest in our company if one cannot afford the loss of the entire investment.

We are dependent on proprietary know-how.

Our competitors may develop or market technologies that are more effective or more commercially attractive than ours. Our manufacturing know-how as to mixing, weaving and cross-linking may be able to be duplicated, even if it is difficult to do so. We do not know that, should we apply for intellectual property protection for our intellectual property, we would be able to obtain such protection.

We also rely on trade secret protection to protect our interests in proprietary know-how and for processes for which patents are difficult to obtain or enforce. We may not be able to protect our trade secrets adequately. In addition, we rely on non-disclosure and confidentiality agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary technology. These agreements may be breached and we may not have adequate remedies for any breach. Moreover, others may independently develop equivalent proprietary information, and third parties may otherwise gain access to our trade secrets and proprietary knowledge. Any disclosure of confidential data into the public domain or to third parties could allow competitors to learn our trade secrets and use the information in competition against us.

Despite our efforts to protect our proprietary rights, we don’t know that such protections will preclude our competitors from developing and/or marketing similar products. While we are not aware of any third party intellectual property that would materially affect our business, our failure or inability to obtain patents and protect our proprietary information could result in our business being adversely affected.

Our products risk exposure to product liability claims.

If successful in developing, testing and commercializing our products, we will be exposed to potential product liability risks, which are inherent in the testing, manufacturing and marketing of such products. It is likely we will be contractually obligated, under any distribution agreements that we enter into to indemnify the individuals and/or entities that distribute our products against claims relating to the manufacture and sale of products distributed by such distribution partners. This indemnification liability, as well as direct liability to consumers for any defects in the products sold, could expose us to substantial risks and losses. We may not be able to maintain such insurance on acceptable terms or know such insurance will provide adequate coverage against potential liabilities. A successful product liability claim or series of claims brought against us could result in judgments, fines, damages and liabilities that could have a material adverse effect on our business, financial condition and results of operations. We may incur significant expense investigating and defending these claims, even if they do not result in liability. Moreover, even if no judgments, fines, damages or liabilities are imposed on us, our reputation could suffer, which could have a material adverse effect on our business, financial condition and results of operations.

We depend on key personnel.

We believe that our success will depend, in part, upon our ability to attract and retain additional skilled personnel, which will require substantial additional funds.  We may not be able to find and attract additional qualified employees or retain any such personnel. Our inability to hire qualified personnel, the loss of services of our key personnel, or the loss of services of executive officers or key employees that that may be hired in the future may have a material and adverse effect on our business.

We do not know if we will become profitable in the near future.

Since the date of inception we have incurred substantial losses. To address these losses, we have re-directed all sales efforts to our antimicrobial products that are environmentally friendly and anti-microbial in nature to address specifically the hospital and clinic markets. To succeed as a company, we must continue to develop commercially viable products and sell adequate quantities at a high enough price to generate a profit. We may not accomplish these objectives. Even if we are successful in increasing our revenue base, a number of factors may affect future sales of our product. These factors include:

- Whether there is a perceived need for and acceptance of our products in the marketplace

- Whether competitors produce superior products

- Whether the cost of our product continues to be competitive in the marketplace.

We believe that by focusing on low cost and profitable margins with high quality standards that we can generate a viable, growing company, but if we cannot generate adequate, profitable sales of our products, we will not be successful.

Because we have limited experience, we may be unable to ascertain or reliably assess risks relating to the industry and therefore, we may not be able to successfully market and distribute our products.

We have limited experience in the marketing of antimicrobial products and may not be aware of all the customs, practices and competitors in that industry. We do not know if we have properly ascertained or assessed any and all risks inherent in this industry. In addition, our success depends, in part, on our ability to continue marketing and distributing our products effectively. We have limited experience in the sale or marketing of medical products. We have limited marketing or distribution capabilities and we will need to retain consultants that have contacts in and understand the medical products marketplace. We may not be successful in entering into new marketing arrangements, whether engaging independent distributors or recruiting, training and retaining a larger internal marketing staff and sales force.

We face intense competition, and many of our competitors have substantially greater resources than we do.

We operate in a highly competitive environment. In addition, the competition in the market for hospital and clinical products may intensify in the future as greater efficiencies are demanded by and legislated for these hospitals and clinics. Further, there are numerous well-established companies and smaller entrepreneurial companies with significant resources who are developing and marketing products that will compete with our products. In short, many of our current and potential competitors have greater financial, operational and marketing resources. These resources may make it difficult for us to compete with them and therefore harm our business.

Since there may be competing products in the future, we may experience price declines.

Some of our competitors are larger and better financed with more resources to devote to development and technological innovation. If such competitors develop products that can be produced less expensively than our products, we could suffer the adverse effects of a price decline which may affect our profitability.

Our business will depend on the protection of our intellectual property and may suffer if we are unable to adequately protect such intellectual property.

Our success and ability to compete are substantially dependent upon our intellectual property. We rely on patent, trademark and copyright laws, trade secret protection and confidentiality or license agreements with our employees, customers, strategic partners and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate. There are events that are outside of our control that pose a threat to our intellectual property rights as well as to our products and services. For example, effective intellectual property protection may not be available in every country in which we license our technology or our products are distributed. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any impairment of our intellectual property rights could harm our business and our ability to compete. Also, protecting our intellectual property rights is costly and time consuming. Any increase in the unauthorized use of our intellectual property could make it more expensive to do business and harm our operating results. In addition, other parties may independently develop similar or competing technologies designed around any patents that may be issued to us.

Third parties may invalidate our intellectual property rights.

Third parties may seek to challenge, invalidate, circumvent or render unenforceable any patents or proprietary rights owned by or licensed to us based on, among other things:

- Subsequently discovered prior technology;

- Lack of entitlement to the priority of an earlier, related application; or

- Failure to comply with the written description, best mode, enablement or other applicable requirements.

If a third party is successful in challenging the validity of our patents, our inability to enforce our intellectual property rights could seriously harm our business.

We may be liable for infringing the intellectual property rights of others.

Our products and technologies may be the subject of claims of intellectual property infringement in the future. Our technologies may not be able to withstand any third-party claims or rights against their use. Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate or settle, could divert resources and attention and could require us to obtain a license to use the intellectual property of third parties. We may be unable to obtain licenses from these third parties on favorable terms, if at all. Even if a license is available, we may have to pay substantial royalties to obtain it. If we cannot defend such claims or obtain necessary licenses on reasonable terms, we may be precluded from offering most or all of our products or services and our business and results of operations will be adversely affected.

Because of our reliance on trade secrets, we may be at risk for potential claims or litigation related to our technology.

In certain cases, where the disclosure of information required to obtain a patent would divulge proprietary data, we may choose not to patent parts of the proprietary technology and processes which we have developed or may develop in the future and rely on trade secrets to protect the proprietary technology and processes. The protection of proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. We may also be subject to claims by other parties with regard to the use of technology information and data which may be deemed proprietary to others.

A recession in the U.S. and general downturn in the global economy may generate an adverse impact on our business, operating results or financial position.

The U.S. economy has experienced recessionary periods in the past and currently there is a general downturn in the global economy. A continuation or worsening of economic conditions, including credit and capital markets disruptions, could have an adverse impact on our business, operating results or financial position in a number of ways. We may experience difficulties in generating revenues and cash flows as a result of reduced orders, payment delays or other factors caused by the economic problems of our customers and prospective customers. We may experience supply chain delays, disruptions or other problems associated with financial constraints faced by our suppliers and customers. We may incur increased costs or experience difficulty with the ability to borrow in the future or otherwise with financing our operating, investing or financing activities. Any of these potential problems could hinder our efforts to increase our sales and might, if severe and extensive enough, jeopardize our ability to operate.

Risks relating to our common stock

There is no current established trading market for our securities and if a trading market does not develop, purchasers of our securities may have difficulty selling their shares.

There is currently no established public trading market for our securities and an active trading market in our securities may not develop or, if developed, may not be sustained.  While we intend to seek to have our stock quoted on the OTC Markets Group website, there can be no assurance that any trading market will develop, and purchasers of our shares may have difficulty selling their common stock should they desire to do so. No market makers have committed to becoming market makers for our common stock and none may do so.

Even if our stock is quoted, it may be traded infrequently and in low volumes, which may negatively affect the ability to sell shares.

The shares of our common stock may trade infrequently and in low volumes on the OTC Markets Group website, meaning that the number of persons interested in purchasing our common shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are a small company that is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community who can generate or influence sales volume, and that even if we came to the attention of such institutionally oriented persons, they tend to be risk-averse in this environment and would be reluctant to follow a company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. As a consequence, there may be periods when trading activity in the Company’s shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price.  We do not know if a broader or more active public trading market for our common shares will develop or be sustained.  Due to these conditions, a shareholder may not be able to sell shares at or near bid prices or at all.  Further, institutional and other investors may have investment guidelines that restrict or prohibit investing in securities traded in the over-the-counter market.  These factors may have an adverse impact on the trading and price of our securities, and could even result in the loss by investors of all or part of their investment.

Our stock price may be volatile, which could result in substantial losses for investors.

The market price of our common stock is likely to be highly volatile and could fluctuate widely in response to various factors, many of which are beyond our control, including the following:

-	technological innovations or new products and services by us to our competitors;

-	additions or departures of key personnel;

-	sales of our common stock, particularly under any registration statement for the purposes of selling any other securities, including management shares;

-	our ability to execute our business plan;

-	operating results that fall below expectations;

-	loss of any strategic relationship;

-	industry developments;

-	economic and other external factors; and

-	period-to-period fluctuations in our financial results.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also significantly affect the market price of our common stock.

We will be subject to penny stock rules which will make the shares of our common stock more to sell.

We will be subject to the Securities and Exchange Commission’s “penny stock” rules since our shares of common stock will sell below $5.00 per share. Penny stocks generally are equity securities with a per share price of less than $5.00. The penny stock rules require broker-dealers to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to completing the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. The penny stock rules are burdensome and may reduce purchases of any offerings and reduce the trading activity for shares of our common stock. As long as our shares of common stock are subject to the penny stock rules, the holders of such shares of common stock may find it more difficult to sell their securities.

Offers or availability for sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

Sales of a significant number of shares of our common stock in the public market could harm the market price of our common stock and make it more difficult for us to raise funds through future offerings of common stock. If additional shares of our common stock become available for resale in the public market, the supply of our common stock will increase, which could decrease the price of our common stock.

In addition, if our shareholders sell substantial amounts of our common stock in the public market, upon the expiration of any statutory holding period under Rule 144, on the expiration of holding periods applicable to outstanding shares, or upon the exercise of outstanding options or warrants, it could create a circumstance commonly referred to as an “overhang” and in anticipation of which the market price of our common stock could fall. The existence of an overhang, whether or not sales have occurred or are occurring, could also make it more difficult for us to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

We have historically not paid dividends to our stockholders and management does not anticipate paying any cash dividends to our stockholders for the foreseeable future, therefore any return on investment may be limited to the value of our common stock.

The payment of dividends on our common stock will depend on our earnings, financial condition and other business and economic factors as our board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on an investment in our common stock will only occur if our stock price appreciates.

Failure to attract and maintain market makers may affect value of the Company’s stock.

If we are unable to maintain National Association of Securities Dealers, Inc. member broker/dealers as market makers, the liquidity of the common stock could be impaired, not only in the number of shares of common stock which could be bought and sold, but also through possible delays in the timing of transactions, and lower prices for the common stock than might otherwise prevail. Furthermore, the lack of market makers could result in persons being unable to buy or sell shares of the common stock on any secondary market. We do not know if we will be able to attract and maintain such market makers.

Issuance of common stock in exchange for services or to repay debt would dilute proportionate ownership and voting rights, and could have a negative impact on the market price of the company’s stock.

Our board of directors may issue shares of common stock to pay for debt or services, without further approval by our stockholders based upon such factors as the board of directors may deem relevant at that time.  It is possible that we will issue securities to pay for services and reduce debt in the future, potentially diluting our existing stockholders as a result.

If we are unable to raise additional capital as needed, our business may fail or our operating results and the stock price may be materially affected adversely.

To secure additional needed financing, we may need to borrow money or sell more securities, which may reduce the value of our outstanding common stock. Selling additional stock, either privately or publicly, would dilute the equity interests of our stockholders. In addition, if we raise additional funds by issuing debt securities, the holders of these debt securities may have some rights senior to those of the holders of shares of common stock, and the terms of these debt securities could impose restrictions on operations and create a significant interest expense for us.

ITEM 2.FINANCIAL INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

This Form 10 registration statement contains “forward looking statements” within the meaning of Rule 175 of the Securities Act of 1933, as amended, and Rule 3b-6 of the Securities Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intends,” “forecast,” “project,” and similar expressions identify forward-looking statements. These are statements that relate to future periods and include, but are not limited to, statements as to the Company’s estimates as to the adequacy of its capital resources, its need and ability to obtain additional financing, and its critical accounting policies. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. These forward-looking statements speak only as of the date hereof.

Results of Operations for the years ended December 31, 2015 compared to December 31, 2014

Revenues: We generated total revenues of $51,545 during 2015 compared with $28,652 in 2014. Anti-bacterial SilverCare Plus™ products comprised 100.0% of sales in both years. Sales were limited in 2015 and 2014 since the Company was making a concerted effort to shift production from international to USA production facilities in 2014 that would allow for significant cost reductions in 2015 and in 2015 the Company was selling at cost to allow potential customers to test the product to their desire.

Cost of Sales: Our cost of sales in fiscal 2015 was $53,075 to yield a gross profit margin of approximately -3%. Our cost of sales in 2014 was $16,014 to yield a gross profit margin of 44%. Recent successful cost reductions in our purchasing raw material and in the production process were not yet demonstrated in improved gross margins for 2015 compared to 2014.

Selling, General and Administrative (SG&A) Expenses: SG&A expenses for 2015 as compared to 2014 increased by approximately $396,000 or 93%, primarily due to higher payroll ($334,000), auditing ($34,000), selling expenses ($15,000) and website development ($13,000).

Other Income:  For 2015, we reported interest expenses of $36,028 compared with $21,173 in 2014. We also generated a loss on disposition of non-performing assets of $4,230 in 2014. These expenses were offset in 2015 and 2014 with gains on expiry of notes payable in amounts of $7,185 and $7,183, respectively.

Depreciation and Amortization: During 2015, $187 was recognized as depreciation expense, compared with $186 recorded in 2014.

Research and Development (R&D) Costs: No R & D expenditures for the years ended December 31, 2015 and 2014 were incurred. If resources are available in the future, the Company intends to bring additional products to market, assuming those products are still viable at the time the resources are available. The significant components of the Company’s research and development costs ordinarily include prototype development and materials, governmental filings and laboratory testing.

Net Loss: We experienced a net loss of $852,638 for fiscal 2015 compared to a net loss of $431,903 in the prior year. The increase in net loss during fiscal 2015 was primarily from increases in salary expenses during 2015.

Liquidity and Capital Resources

We have not been able to generate sufficient net cash inflows from operations to sustain our business efforts as well as to accommodate our growth plans. Cash used in our operating activities for the years ended December 31, 2015 and 2014 was funded primarily by the sale of common stock for cash, issuance of notes payable or advances from related parties. 225,000 shares were issued in 2014 for $45,000 cash received in private placement offerings. In 2015, 105,000 shares were issued for $21,000 cash received. Another 9,000,000 shares were issued for $400,000 cash received in early 2016.

Cash Flows from Operating Activities: Cash outflow from operating activities totaled $67,589 in 2015 compared to a cash outflow of $66,671 in 2014, primarily due to increased use of common shares of stock to settle operating expenses.

Cash Flows from Investing Activities: No cash was used in investing activities during both years.

Cash Flows from Financing Activities: Cash flows from financing activities in 2015 totaled $64,400 compared to $69,200 in 2014. The Company obtained advances from a related party amounting to $33,400 in 2015 compared to $24,200 in 2014.

Beginning in 2008, the United States experienced a severe and widespread recession accompanied by, among other things, instability in the financial markets and reduced credit availability which could have far reaching effects on economic activity in the country for an indeterminate period. The effects and probable duration of these conditions and related risks and uncertainties on the Company's ability to obtain financing, success in its marketing efforts and ultimately, profitable operations and positive cash flows, cannot be estimated at this time. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty.

We need to raise additional capital during 2016 and 2017 to sustain operations. These funds will be required to sustain our development and marketing efforts to sell our SilverCare Plus™ products. We will then need working capital to maintain our operations once the product sales are initiated. We are also working on operating expenses, to the extent possible, by reducing overhead costs, in order to conserve our available cash pending sales of the new products mentioned above. We are particularly concentrating our efforts in reducing third-party manufacturing costs. Our management and board members continue to discuss other alternative financing options, but no definitive proposals or agreements have been reached.

We are dependent upon the success of our new business plan which, as explained above, includes a) generating sales of the new products noted above, b) continuing efforts to increase our product sales internationally through our broad network of distributors, and c) obtaining additional equity or debt financing. We do not know if such additional capital will be available or available on terms acceptable to us.

Effect of Inflation, Deflation and Interest Rates

At this time, we do not expect that either inflation, deflation or interest rate variations will be among the economic factors likely to have a material effect on our future operations. However, as discussed elsewhere in this report, general economic factors may likely have a significant effect on the demand for the Company’s products and its ability to raise funds to conduct it operations.

Critical Accounting Policies and Estimates

Except as follows, we do not employ any critical accounting policies or estimates that are either selected from among available alternatives or require the exercise of significant management judgment to apply or that if changed are likely to materially affect future periods.

Impairment of long-lived assets   Management reviews the carrying value of the Company’s inventories, property and equipment and technology assets annually based on its current marketing activities, plans and expectations, and the perceived effects of competitive and other market factors (i.e., lower of cost or market adjustments), such as declines in replacement value and obsolescence and impairment, to determine whether any write-downs should be taken or whether the estimated useful lives should be shortened.

Share-based compensation   Since 2009 the Board of Directors has authorized issuance of its common stock to key officers and directors based on a trailing thirty-day average of its closing prices. Effective January 1, 2014 the Board of Directors authorized issuance of its common stock at the higher of $0.15 per share or of the trailing thirty-day average of its closing price. In 2015 following our delisting the Board of Directors authorized the issuance of common stock at $0.05 per share. The Board of Directors reserves the right to either pay in cash or in restricted common stock at its option.

Fair value measurements   The carrying values of prepaid expenses, accounts payable, accrued expenses and short term notes payable generally approximate the respective fair values of these instruments due to their current nature. The Company values its warrants and non-cash common stock transactions under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements (ASC 820), which defines fair value and the criteria for its determination.

The three levels of the fair value hierarchy defined by ASC 820 are as follows:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, marketable securities and listed equities.

Level 2 – Pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category generally include non-exchange-traded derivatives such as commodity swaps, interest rate swaps, options and collars.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

The Company uses Level 3 inputs to value warrants issued, and Level 1 inputs to value its common stock transactions.

Off balance sheet arrangements

Not applicable.

Recent accounting pronouncements

In August 2014, the FASB issued ASU 2014-15 Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The new standard provides guidance around management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. The adoption of this standard is not expected to have a material impact on the Company's financial statements.

In January 2015, the FASB issued ASU 2015-01, “Income Statement – Extraordinary and Unusual Items (Subtopic 225-20),” which eliminates the concept of extraordinary items. The new guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2015. The new guidance is to be applied prospectively but may also be applied retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. We expect to adopt the provisions of this new guidance on January 1, 2015. We do not expect the adoption of the new provisions to have a material impact on our financial condition or results of operations.

While there have been FASB pronouncements made effective subsequent to the issuance of these financial statements, none would have required restatement of the financial statements herein nor have they had any significant effect on future financial statements of the Company.

ITEM 3.PROPERTIES

During 2014 and 2015 the Company compensated the Chief Executive Officer at the rate of $500 per month for its partial use of his warehouse.

ITEM 4.SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and does not necessarily indicate beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares of common stock over which the stockholder has sole or shared voting or investment power. It also includes shares of stock that the stockholder has a right to acquire within 60 days through the exercise of any option, warrant or other right. The percentage ownership of the outstanding common stock, however, is based on the assumption, expressly required by the rules of the Securities and Exchange Commission, that only the person or entity whose ownership is being reported has converted options or warrants into shares of our common stock.

The following tables provide information, as of June 7, 2016, about the beneficial ownership of our common stock by those known to own more than 5% of the Company’s common stock as well as the beneficial ownership of our directors and executive officers. The percentage of beneficial ownership for the following table is based on 43,768,346 shares of our common stock issued and outstanding:

Title of Class	Name and Address	Number of Shares	% of Class

Common	Gianluca Brunetti 10 Amandel Ave., Dowerglen Ext 4 Edenvale South Africa 1609	10,000,000	22.85%

Securities Ownership of Officers and Directors

Title of Class	Name and Title	Number of Shares	% of Class

Common	Edward Suydam	8,412,479	19.22%
	President and Chief Executive Officer

Common	Michael J. Marx	4,892,389	11.18%
	Chief Financial Officer

Common	Marc Kahn	7,359,945	16.82%
	Director

	Total (3 persons)	20,664,813	47.21%

Disclosure Regarding the Company's Equity Compensation Plans

Between 2004 and 2012 the Company maintained a stock option and award plan under which options to acquire the Company’s common stock or bonus stock could be granted to employees, directors and officers, or other individuals who contributed to the Company’s success that were not employees. The Company has no current plans to implement such a Plan.

ITEM 5.DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

The name, age, and position of the director/executive officer of the Company are set forth below. The director named below will serve until the next annual meeting of stockholders or until their successors are duly elected and have qualified. Directors are elected for a term until the next annual stockholders’ meeting. Officers will hold their positions at the will of the board of directors.

Name	Age	Position	Periods Held From and To
Edward Suydam	58	Chief Executive Officer; Director	March, 2010 – Present
Michael J. Marx	71	Chief Financial Officer; Director	December, 2009 – August 19, 2013 and re-appointed on November 1, 2013 – Present
Marc Kahn	60	Director	June, 2009 – August 19, 2013 and re-appointed as a Director December 1, 2013: Chief Medical Officer until August 19, 2013.

The principal occupation and business experience for each of the current and past directors and executive officers follows below:

Edward J. Suydam was appointed as Chief Executive Officer (“CEO”) and president, effective March 1, 2010. Mr. Suydam previously had been serving as the Company’s Chief Operations Officer (“COO”) since June 2009. Mr. Suydam had been a managing member of Buildex, LLC in New York since November 2007. Prior to that time, from May 1992 to November 2007, he was president of S & S Builders Corporation of New York. Mr. Suydam’s professional career has been in construction and construction management.

Michael J. Marx was appointed as the Company’s Chief Financial Officer (“CFO”) in December 2009. Mr. Marx served as the Chief Executive Officer of CPA Services Unlimited, P.C., a private accounting firm located in Peekskill, New York, a position he has held since 1985 until February 2014 when he sold the practice. Mr. Marx began his professional career at Peat, Marwick, Mitchell & Co., CPAs (now KPMG, LLC) from 1967 to 1972. From 1972 to 1974, he was Supervisor of the Audit Department for AMAX, Inc. (NYSE). From 1974 to 1975, he was Assistant Corporate Controller for Esterline Corp. (NYSE). He then joined EDO Corporation (NYSE), now a unit of ITT Corporation, as Director of Auditing (1976 to 1981) and Director of Financial Management (1981 to 1984). Mr. Marx received his B.S.B.A. from Lehigh University (1966) and his New York State CPA in 1972.

Dr. Marc L. Kahn has been a radiologist with the Clarkson Medical Group in Michigan since May 2007. Prior to that time, from September 1994 to May 2007, he was a radiologist with Diagnostic Radiology Associates in Michigan. Mr. Kahn earned a BA from Albion College (1977) and an MD from Wayne State Medical School (1981). He did his residency in radiology at Sinai Hospital (1989) and a fellowship at Columbia Presbyterian (1995). Mr. Kahn resigned on August 19, 2013 as the Chief Medical Officer and as a Director. On December 1, 2013 he was re-appointed as a Director.

Our current directors, Edward Suydam and Michael Marx, serve in various capacities and, therefore, are not deemed to be independent. Director Marc Kahn served as an officer during the last three years and is not currently deemed independent.

There is no arrangement or understanding between the director/executive officer and any other person pursuant to which the director/officer was or is to be selected as a director/officer, and there is no arrangement, plan or understanding as to whether non-management stockholders will exercise their voting rights to continue to elect the current board of directors. There are also no arrangements, agreements or understandings between non-management stockholders that may directly or indirectly participate in or influence the management of the Company’s affairs. There are no other promoters or control persons of the Company. There are no legal proceedings involving a director/officer of the Company.

Audit Committee

Our board of directors functions as audit committee for the Company.

The primary responsibility of the Audit Committee, once established, will be to oversee the financial reporting process on behalf of the board of directors and report the result of their activities to the board. Such responsibilities include, but are not limited to, the selection, and if necessary the replacement, of the Company’s independent registered public accounting firm, review and discuss with such independent registered public accounting firm: (i) the overall scope and plans for the audit, (ii) the adequacy and effectiveness of the accounting and financial controls, including the Company’s system to monitor and manage business risks, and legal and ethical programs, and (iii) the results of the annual audit, including the financial statements to be included in the annual report on Form 10-K.

Our policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and management are required to periodically report to the audit committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The audit committee may also pre-approve particular services on a case-by-case basis.

Other Committees of the Board of Directors

The Company presently does not have a compensation committee, nominating committee or any other committees.

Recommendation of Nominees

The Company does not have a standing nominating committee or committee performing similar functions. Because of the small size of the Company, the board of directors believes that it is appropriate for the Company not to have such a committee. All the directors participate in the consideration of director nominees.

The board of directors does not have a policy with regard to the consideration of any director candidates recommended by security holders. Because of the small size of the Company, and the limited number of stockholders, the board of directors believes that it is appropriate for the Company not to have such a policy.

When evaluating director nominees, The Company may consider the following factors:

●	The appropriate size of the board.

●	The Company’s needs with respect to the particular talents and experience of company directors.

●	Knowledge, skills and experience of prospective nominees to include finance and administration.

●	Experience with accounting rules and practices.

●	The desire to balance the benefit of continuity with the periodic injection of the fresh perspective provided by new board members.

The Company’s goal is to assemble a board that brings together a variety of perspectives and skills derived from high quality business and professional experience.

ITEM 6.EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes the material elements of compensation for the executive officers identified in the Summary Compensation Table set forth below (the “Named Executive Officers”). The information below provides the description of compensation policies applicable to executive officers and other highly compensated individuals under employment and/or consulting arrangements.

Objectives of Our Compensation Program

We are in the early stages of completing an overall compensation program. At present, the board of directors is responsible for compensation determinations. As proposed, the primary objective of our compensation program, including our executive compensation program, is to maintain a compensation program that will fairly compensate our executives and employees, attract and retain qualified executives and employees who are able to contribute to our long-term success, encourage performance consistent with clearly defined corporate goals and align our executives’ long-term interests with those of our stockholders. To that end, our compensation practices are intended to:

1.	Tie total compensation to the Company’s performance and individual performance in achieving financial and non-financial objectives;
2.	Align senior management’s interests with stockholders’ interests through long-term equity incentive compensation.

Role of the Compensation Committee

The Compensation Committee, once established, will determine the compensation of our Chief Executive Officer and, in consultation with the Chief Executive Officer, our other executive officers. In addition, the Compensation Committee will be responsible for adopting, reviewing and administering our compensation policies and programs. We expect our Compensation Committee to adhere to a compensation philosophy that (i) seeks to attract and retain qualified executives who will add to the long-term success of the Company, (ii) promotes the achievement of operational and strategic objectives, and (iii) compensates executives commensurate with each executive’s level of performance, level of responsibility and overall contribution to the success of the Company.

In determining the compensation of our Chief Executive Officer and our other executive officers, the Compensation Committee will consider the financial condition and operational performance of the Company during the prior year. In determining the compensation for executive officers other than the Chief Executive Officer, the Compensation Committee will consider the recommendations of the Chief Executive Officer and comparable market rates.

The Compensation Committee may review the compensation practices of other companies, based in part on market survey data and other statistical data relating to executive compensation obtained through industry publications and other sources.

Components of Executive Compensation for 2015 and 2014

Our executive employment agreements for 2015 and 2014 provided that employees would be compensated by salary, with potential bonuses that could include cash and equity components. Salaries were determined by negotiation between the Company and the particular executive based on each individual’s qualifications and relevant experience and the board’s best business judgment. While each of the agreements had a general description of the employee’s responsibilities associated with his/her title and/or position, the agreements did not include specific written performance objectives for the individual or the Company.

The elements of the Company’s planned compensation program may include base salary and long-term equity incentives. Our compensation program will be designed to provide our executives with incentives to achieve our short- and long-term performance goals and to pay competitive base salaries. Each Named Executive Officer’s current and prior compensation will be considered in setting future compensation.

Effective January 1, 2010, the Board of Directors authorized issuance of its common stock to key officers and directors based on a trailing thirty-day average of its closing prices. Effective January 1, 2014 the Board of Directors authorized issuance of its common stock at the higher of $0.15 per share or of the trailing thirty-day average of its closing price. In 2015 following our de-listing the Board of Directors authorized issuance of its common stock at $0.05 per share. The Board of Directors reserves the right to either pay in cash or in restricted common stock at its option.

Long Term Equity Incentives

The Company intends to adopt a plan for executive and employee equity compensation but there is no such plan in place at this filing date.

Perquisites and Other Benefits

The Company does not provide significant perquisites or personal benefits to executive officers, except within individual contracts as noted elsewhere.

Stock Ownership Requirements

The Board of Directors has historically encouraged its members and members of senior management to acquire and maintain stock in the Company to link the interests of such persons to the stockholders. However, neither the Board of Directors nor the Compensation Committee has established stock ownership guidelines for members of the Board of Directors or the executive officers of the Company.

The following Summary Compensation Table sets forth the aggregate compensation paid or accrued by the Company to the executive officers, (the “Named Executive Officers”) as of December 31, 2015 and 2014.

Summary Compensation Table
Name and Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation ($)	Total ($)

Edward Suydam, Chief Executive Officer (1)	2015	$100,000	$216,425	$29,538	$345,963
	2014	$150,000	$-	$23,769	$173,769

Michael J. Marx, Chief Financial Officer (2)	2015	$50,000	$153,475	$3,846	$207,321
	2014	$80,000	$-	$3,077	$83,077

(1) Mr. Suydam has agreed to reduce his salary to $100,000 for 2015. The total 2015 Compensation was settled with 3,503,214 common shares of stock paid in 2015 and 2016.  Total 2014 Compensation was settled with $12,500 in cash payments and 977,832 common shares of stock paid in 2014 and 2015. All Other Compensation includes vacation pay earned and health insurance reimbursements.
(2) Mr. Marx has agreed to reduce his salary to $50,000 for 2015. Total Compensation was settled with 2,552,747 and 539,288 common shares of stock in 2015 and 2014, respectively. All Other Compensation includes vacation pay earned.

DIRECTOR COMPENSATION

The following table sets forth the aggregate compensation paid or accrued by the Company to the Directors for the fiscal year ended December 31, 2015:

Name	Fees Earned or Paid in Cash (In $)	Stock Awards (In $)	Option Awards (In $)	Non-Equity Incentive Plan Compensation (In $)	Non- Qualified Deferred Compensation Earnings (In $)	All Other Compensation (In $)	Total (In $)
Edward Suydam	-	-	-	-	-	-	-
Michael J. Marx	-	-	-	-	-	-	-
Marc Kahn	$7,500	$77,500	-	-	-	-	$85,000

Mr. Kahn agreed to reduce his director fees to $7,500 for 2015. All directors are reimbursed for travel related expenses incurred in connection with their activities as directors. All directors serving as officers have agreed to relinquish annual director compensation. Each director receives $15,000 per year as a fee for their services.

ITEM 7.CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

100% of Sterling Sports, LLC, a Florida limited liability company, was purchased in March 2016 by the Company. One officer and a director each owned 40% of Sterling Sports, LLC. The other 20% was owned by a significant shareholder in the Company. The purchase price was $250,000 which all shareholders agreed to settle with 5,000,000 common shares of stock in NMI Health, Inc. The transaction cannot be considered an arms-length transaction.

ITEM 8.LEGAL PROCEEDINGS

On December 29, 2010, the Company received a complaint from Applied Nanoscience, Inc., a Nevada corporation, filed in the District Court of Clark County in Nevada (Case NoA-10-631192-C) which seeks collection of notes payable to Applied in the amount of $453,500, plus accrued interest. On February 1, 2011, we countersued for breach of contract and claims related thereto.  In August 2013, the complainant was awarded $601,041, including interest and attorney fees. On April 15, 2014 the complainant and the Company agreed to settle the outstanding $601,041 judgment for 500,000 restricted common shares (valued at $0.025 per share on the date of the settlement) and $175,000 payable in three instalments ending on October 15, 2014. Since the Company only paid $20,000, Applied re-instituted the original Judgement of $601,041, less the consideration paid of $32,500, plus interest from July 15, 2015. In February 2016, the Company settled with Applied for $393,000 with an initial payment of $200,000 and quarterly instalments of $64,333 beginning May 1, 2016. The May 1, 2016 payment has already been made.

On March 5 2012, the Company received a complaint from a certain attorney seeking collection of his invoices, plus interest and litigation expenses of $167,167.25. The Company does not believe the claim has any merit.  The claim, Case No. 110907934 DC, was filed in the Second District Court of Weber County in the State of Utah.  The Company has already recognized $15,763 as a liability at December 31, 2015.  The Discovery process has been completed. Our summary dismissal motion was granted on May 5, 2016 to dismiss all charges dated four years prior to his Complaint date. As a result, the remaining Complaint amount would be the $15,763 already recorded on the books. Nevertheless, the case is ongoing.

On or about May 8, 2012, the Company received a complaint from a certain former employee seeking collection of his charges as a distributor and as an employee in the amount of $409,525, plus interest and litigation expenses. The Company has already recognized $37,500 as a liability at December 31, 2015.  The Company settled in February 2016 for $30,000 cash and 200,000 shares of common stock.

ITEM 9.MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information
The Company’s common stock was quoted on the OTC Markets Group under the symbol “NANM” until October 2015 when the Company’s registration was revoked by the Securities and Exchange Commission due to delinquent periodic reports. The Company was unable to timely obtain the necessary funding to meet its obligations to outstanding creditors as well as funds for audit and legal work.

Currently, there is no trading market for our common stock. Once we have completed this registration process, we intend to find a market maker to make an application on our behalf to FINRA for our shares to be quoted again on the OTC Markets Group. The application will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 under the Securities Exchange Act. Inclusion on the OTC Markets Group will permit price quotations for our shares to be published by such service.

Although we intend to have our application submitted to the OTC Markets Group by a market maker subsequent to the filing of this registration statement, there can be no assurance that the application will be accepted or that the shares will be quoted. Except for our intention for the application to FINRA, there are no plans, proposals, arrangements or understandings with any person concerning the development of a trading market in any of our securities.

Holders of Common Equity

As of June 7, 2016, we had 181 stockholders of record holding its common stock. The number of record holders was determined from the records of the Company’s transfer agent. The number of record holders excludes any estimate of the number of beneficial owners of common shares held in street name. Based on an Information Statement mailing to our shareholders in 2013 in connection with our name change to NMI Health, Inc., we believe there are approximately 1,500 other beneficial shareholders holding our Company stock.

Dividends

The Company has not declared or paid a cash dividend to stockholders since it was organized. The Board of Directors presently intends to retain any earnings to finance the Company’s operations and does not expect to authorize cash dividends in the foreseeable future. Any payment of cash dividends in the future will depend upon the Company’s earnings, capital requirements and other factors.

ITEM 10.RECENT SALES OF UNREGISTERED SECURITIES

In 2014, the Company issued 225,000 restricted common shares of stock for cash proceeds of $45,000. In 2015 and 2016, 9,105,000 restricted common shares of stock were issued for cash proceeds of $421,000.

The above securities were issued in reliance on the exemption from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, and the regulations promulgated thereunder. The issuances were for investment received, the transactions were privately negotiated and none involved any kind of public solicitation.

ITEM 11.DESCRIPTION OF SECURITIES TO BE REGISTERED

Common Stock

The authorized capital stock of the Company consists of 100,000,000 shares of common stock, par value $0.001. The holders of the common stock:

(a) have equal ratable rights to dividends from funds legally available therefore, when, as, and if declared by the Board of Directors of the Company;

(b) are entitled to share ratably in all of the assets of the Company available for distribution upon winding up of the affairs of the Company; and

(c) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of stockholders.

These securities do not have any of the following rights:

(a) cumulative or special voting rights;

(b) preemptive rights to purchase in new issues of shares;

(c) preference as to dividends or interest;

(d) preference upon liquidation; or

(e) any other special rights or preferences. In addition, the shares are not convertible into any other security.

There are no restrictions on dividends under any loan or other financing arrangements or otherwise.

At June 7, 2016, there were outstanding 43,768,346 shares of common stock. The company has reserved 54,000 for possible issue to an individual investor who holds a convertible note. These reserved shares exceed the number of shares convertible as of December 31, 2015. Accordingly, the Company’s authorized but unissued common stock currently consists of 56,177,654 shares. One effect of the existence of authorized but unissued capital stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby to protect the continuity of the Company’s management. If, in the due exercise of its fiduciary obligations, for example, the Board of Directors were to determine that a takeover proposal was not in the Company’s best interests, such shares could be issued by the Board of Directors without stockholder approval in one or more private placements or other transactions that might prevent, or render more difficult or costly, completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group, by creating a substantial voting block of common stock in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Non-Cumulative Voting

The holders of shares of common stock of the Company will not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of the Company’s directors.

Transfer Agent

The Company has engaged the services of American Registrar and Transfer Company, 342 East 900 South, Salt Lake City, UT 84111 to act as transfer agent and registrar for the Company.

ITEM 12.INDEMNIFICATION OF DIRECTORS AND OFFICERS

The following is a summary of the effect of the relevant provisions in our articles of incorporation, bylaws, and Nevada law with regard to limitation of liability and indemnification of officers, directors and employees of the Company.

No director will have personal liability to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director involving any act or omission of any such director.  The foregoing provisions shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty us or our  stockholders, (ii) for acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of law, (iii) under applicable Sections of the Nevada Revised Statutes, (iv) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes or, (v) for any transaction from which the director derived an improper personal benefit.

Our bylaws provide for indemnification of our directors, officers and employees in most cases for any liability suffered by them or arising out of their activities as directors, officers, and employees if they were not engaged in willful misfeasance or malfeasance in the performance of their duties; provided that in the event of a settlement the indemnification will apply only when our board of directors approves such settlement and reimbursement as being for the best interests of the Corporation.  The bylaws, therefore, limit the liability of directors to the maximum extent permitted by Nevada law (Section 78.751).

The effect of these provisions as described above is to eliminate our right and our shareholders (through shareholders' derivative suits on behalf of our company) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations defined by statute.  We believe that these provisions are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such  liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been  settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such  indemnification by it is against public policy as  expressed  in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 13.FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

All financial statements of the Company as required by Article 8 of Regulation S-X are set forth in this document after Item 15.

ITEM 14.CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None

ITEM 15.FINANCIAL STATEMENTS AND EXHIBITS

 (a)(1) FINANCIAL STATEMENTS. The following financial statements are included in this report:

(a)(2) FINANCIAL STATEMENT SCHEDULES. The following financial statement schedules are included as part of this report:

None

(a)(3) EXHIBITS. The following exhibits are included as part of this report:

Exhibit No.	Description

3.1	Articles of Incorporation
3.2	Bylaws
4.1	Specimen stock certificate
10.1	Executive Compensation Agreement – E Suydam
10.2	Executive Compensation Agreement – M Marx

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NMI HEALTH, INC.

June 8, 2016	By:	/s/ Edward Suydam
Edward Suydam,
Chief Executive Officer (Principal Executive Officer) and Director

June 8, 2016
	By	/s/ Michael J. Marx
Michael J. Marx,
Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) and Director

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates stated.

Signature	Title	Date

/s/ Edward Suydam	Chief Executive Officer and Director	June 8, 2016

/s/ Michael J. Marx	Chief Financial Officer and Director	June 8, 2016

/s/ Marc Kahn	Director	June 8, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
NMI Health, Inc.
Reno, Nevada

We have audited the accompanying balance sheets of NMI Health, Inc. (the “Company”) as of December 31, 2015 and December 31, 2014, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements of the Company present fairly, in all material respects, its financial position as of December 31, 2015 and December 31, 2014, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has incurred a series of net losses resulting in negative working capital as of December 31, 2015. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ MaloneBailey, LLP
MaloneBailey, LLP
Houston, Texas

June 8, 2016

NMI HEALTH, INC.
Balance Sheets
December 31, 2015 and December 31, 2014

ASSETS
	2015	2014
CURRENT ASSETS
Cash	$-	$3,189
Other receivable	7,553	7,553
Inventory	9,650	-

Total current assets	17,203	10,742

FIXED ASSETS
Equipment	933	933
Accumulated depreciation	(451)	(264)
	482	669

Total assets	$17,685	$11,411

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
Customer advances	$9,000	$9,000
Accounts payable	213,703	200,695
Accounts payable – related party	46,926	3,050
Advances from related parties	15,400	-
Accrued expenses	525,701	218,638
Notes payable	687,558	672,558

Total current liabilities	1,498,288	1,103,941

LONG TERM LIABILITIES
Note payable	5,000	-
Note payable – related party	-	20,000
Total long term liabilities	5,000	20,000

Total liabilities	1,503,288	1,123,941

STOCKHOLDERS' DEFICIT
Common stock, $.001 par, 100,000,000 shares authorized;
23,569,118 outstanding in 2015 and 20,424,170 outstanding in 2014	23,569	20,424
Additional paid-in capital	23,780,950	23,304,530
Accumulated deficit	(25,290,122)	(24,437,484)

Total stockholders’ deficit	(1,485,603)	(1,112,530)

Total liabilities and stockholders’ deficit	$17,685	$11,411

The accompanying notes are an integral part of these financial statements

NMI HEALTH, INC.
Statements of Operations
For the years ended December 31, 2015 and 2014

	2015	2014

NET SALES	$51,545	$28,652

COSTS AND EXPENSES
Cost of Sales	53,075	16,014
Selling, general and administrative, including gain on settlement of liabilities of $19,277 and $0, respectively	822,297	426,321

LOSS FROM OPERATIONS	(823,795)	(413,683)

OTHER INCOME (EXPENSE)
Interest expense	(36,028)	(21,173)
Loss on disposition of assets	-	(4,230)
Gain on settlement of notes payable	7,185	7,183

Total other income (expense)	(28,843)	(18,220)

NET LOSS	$(852,638)	$(431,903)

BASIC AND DILUTED LOSS PER SHARE	$(0.04)	$(0.03)

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	23,251,040	15,690,239

The accompanying notes are an integral part of these financial statements

MI HEALTH, INC.
Statements of Stockholders' Deficit
For the Years Ended December 31, 2015 and 2014

					Total
	Common Stock		Additional	Accumulated	Stockholders'
	Shares	Dollars	paid in capital	deficit	Deficit
Balances, December 31, 2013	10,465,619	$10,466	$21,874,494	$(24,005,581)	$(2,120,621)
Common stock issued for cash	225,000	225	44,775		45,000
Common stock issued in conversion of note payable – related party	633,921	634	31,062		31,696
Common stock issued in settlement of note payable	500,000	500	12,000		12,500
Common stock issued for settlement of related party accounts payable	51,039	51	7,656		7,707
Common stock issued for advances from related parties	2,222,000	2,222	442,178		444,400
Common stock issued for accrued payroll	4,158,995	4,159	623,850		628,009
Common stock issued for services	2,167,596	2,167	268,515		270,682
Net loss	-	-	-	(431,903)	(431,903)
Balances, December 31, 2014	20,424,170	$20,424	$23,304,530	$(24,437,484)	$(1,112,530)
Common stock issued for cash	105,000	105	20,895		21,000
Common stock issued for settlement of related party advances payable	90,000	90	17,910		18,000
Common stock issued for settlement of expenses	54,788	55	9,259		9,314
Common stock issued for accrued payroll	411,903	412	63,050		63,462
Common stock issued for services	2,483,257	2,483	365,306		367,789
Net loss	-	-	-	(852, 638)	(852,638)
Balances, December 31, 2015	23,569,118	$23,569	$23,780,950	$(25,290,122)	$(1,485,603)

The accompanying notes are an integral part of these financial statements.

NMI HEALTH, INC.
Statements of Cash Flows
For the Years Ended December 31, 2015 and 2014

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(852,638)	$(431,903)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	187	186
Loss on disposition of other assets	-	4,230
Common stock issued for expenses	9,314	-
Common stock issued for services	367,789	270,682
Gain on settlement of vendor liabilities and other	(26,462)	(7,183)
Changes in operating assets and liabilities:
Prepaid expenses and other	-	30,000
Inventory	(9,650)	-
Customer advances	-	(6,047)
Accounts payable	27,285	(4,823)
Accounts payable – related party	48,876	3,050
Accrued expenses	367,710	75,137
Net cash provided by (used in) operating activities	(67,589)	(66,671)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from advances of related parties	33,400	24,200
Proceeds from expense advances of related party	5,000	-
Principal payments on short-term debt	-	(20,000)
Proceeds from issuance of long-term note payable	5,000	-
Proceeds from issuance of long-term note payable – related party	-	20,000
Proceeds from the issuance of common shares	21,000	45,000
Net cash provided by financing activities	64,400	69,200

NET INCREASE (DECREASE) IN CASH	(3,189)	2,529

CASH, BEGINNING OF YEAR	3,189	660

CASH, END OF YEAR	$-	$3,189

The accompanying notes are an integral part of these financial statements.

NMI HEALTH, INC.
Statements of Cash Flows (Continued)
For the Years Ended December 31, 2015 and 2014

	2015	2014
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$-	$-
Cash paid for income taxes	-	-
NON-CASH INVESTING AND FINANCING ACTIVITIES
Common stock issued for settlement of accrued liabilities	$63,462	$628,009
Common stock issued for conversion of short-term debt – related party	-	31,696
Common stock issued for settlement of note payable	-	12,500
Common stock issued for settlement of related party advances	18,000	444,400
Common stock issued for accounts payable – related party	-	7,707

The accompanying notes are an integral part of these financial statements.

NMI HEALTH, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business

NMI Health, Inc. (“we”, “our” or the “Company”) is a materials-technology development company focused on health and wellness-related markets. The Company is evolving from a specialty filter products company that developed a state-of-the-art air filtration technology for removing infectious bacteria and viruses in air flow systems into a company that plans to provide a proprietary line of antibacterial and antimicrobial products for the hospital, clinic and health industry.

Significant accounting policies

Estimates   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of 90 days or less to be cash equivalents to the extent the funds are not being held for investment purposes.

Inventory   The inventory is carried at the lower of cost (determined on a first-in, first-out basis) or market. Obsolete or abandoned inventories (if any) are charged to operations in the period that it is determined that the items are no longer viable sales products.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. When property and equipment is retired or otherwise disposed of, the net carrying amount is eliminated with any gain or loss on disposition recognized in earnings at that time. Maintenance and repairs are expensed as incurred.

Loss per share   The computation of basic loss per share of common stock is based on the weighted-average number of shares outstanding during the period of the financial statements.

Revenue recognition and sales returns. The Company recognizes revenue for its products generally when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectability is reasonably assured. In general, these conditions are satisfied when the product is shipped and title passes to the buyer. The Company provides an allowance for sales returns based upon estimated and known returns.

Fair value measurements   The carrying values of prepaid expenses, accounts payable, accrued expenses and short term notes payable generally approximate the respective fair values of these instruments due to their current nature. The Company values its warrants and non-cash common stock transactions under the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurement (ASC 820), which defines fair value and the criteria for its determination.

The three levels of the fair value hierarchy defined by ASC 820 are as follows:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, marketable securities and listed equities.

NMI HEALTH, INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Level 2 – Pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category generally include non-exchange-traded derivatives such as commodity swaps, interest rate swaps, options and collars.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

The Company uses Level 3 inputs to value warrants issued and Level 1 inputs to value its common stock transactions.

Income taxes   The Company provides for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of the assets and liabilities. The recording of a net deferred tax asset assumes the realization of such asset in the future; otherwise a valuation allowance must be recorded to reduce this asset to its realizable value. The Company considers future pretax income and, if necessary, ongoing prudent and feasible tax planning strategies in assessing the need for such a valuation allowance. In the event that the Company determines that it may not be able to realize all or part of the net deferred tax asset in the future, a valuation allowance for the deferred tax asset is charged against income during the period such determination is made. The Company has recorded full valuation allowances as of December 31, 2015 and 2014.

Management has conducted an evaluation of the Company's tax positions taken on returns that remain subject to examination and has concluded that there are no uncertain tax positions, as defined in ASC 740, that require recognition or disclosure in the financial statements.

Interest and penalties incurred by the Company, if any, related to income tax matters are classified as part of the income tax provision/benefit.

Stock-based compensation The Company accounts for stock-based compensation to employees in accordance with FASB ASC 718 which requires companies to measure the cost of employee services received in exchange for an award of an equity instrument based upon the grant-date fair value of the award. Stock-based compensation expense is recognized on a straight-line basis over the requisite service period. Stock-based compensation awards to non-employees are accounted for in accordance with ASC 505-50.

Reclassifications   Certain minor reclassifications to prior year amounts have been made to conform to the current year’s presentation.

NMI HEALTH, INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

NOTE 2: GOING CONCERN

The Company’s financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

However, the Company has historically incurred negative cash flow from operations and significant losses, which have substantially increased its operating deficit at December 31, 2015. In addition, at December 31, 2015, the Company has a working capital deficiency of $1,481,085. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern will be dependent upon economic developments and the success of management's plans as set forth below, which cannot be assured. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty. Management and board members are continuing to discuss other alternative financing options, but no definitive proposals or agreements have been reached.

The foregoing notwithstanding, management does not believe the Company currently has sufficient capital to sustain its planned business activities for the next twelve months following the issuance of these financial statements. Accordingly, while management has historically been successful generating sufficient funds to sustain operations, there is no assurance that they will continue to do so. Nevertheless, the Company will seek additional capital to sustain its operations, either through additional private placements of common stock or loans, possibly unsecured, until such time as its operations are self-sustaining. These funds will be required to continue the Company’s efforts to generate sales of its products and to provide sufficient working capital to meet the expected sales demand.

NOTE 3: NOTES PAYABLE

The Company maintains various unsecured short-term loans and notes payable totaling $687,558 at December 31, 2015 ($672,558 at December 31, 2014), including the current balance of $568,541 judgment from Applied Nanoscience, Inc. (Note 6, Litigation). $667,558 of the $687,558 as of December 31, 2015 is in default and bears annual interest of 6% to 10%, or the prime rate plus 2%, currently 5.50%.

In June 2015 a shareholder provided a two year note payable of $5,000, plus interest at an annual rate of 10%, convertible into shares of common stock at a conversion rate of $0.10 per share. In April 2014, a related party converted his $30,000 note payable, including $1,696 of accrued interest, into 633,921 common shares of stock. In the same month, 500,000 common shares were issued as part of a settlement with Applied Nanoscience, Inc. (Note 6, Litigation), as well as payment of $20,000 later in the year. In May, 2014 the same related party provided $20,000 cash for an unsecured note payable from the Company with an annual interest rate of 10% maturing in twenty-four months. In early 2015, this shareholder no longer was a related party.

At December 31, 2015, all notes payable continue to bear interest according to their original terms.

Interest expenses for 2015 and 2014 totaled $36,028 and $21,173, respectively, for which no interest payments were paid during both years.

NMI HEALTH, INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

NOTE 4: SHARE-BASED TRANSACTIONS

Restricted shares

In April 2014, a note from a significant shareholder for $30,000 including interest of $1,696 was converted into 633,921 common shares.

In April 2014, the Company issued 500,000 restricted common shares at a fair value of $12,500 as partial payment on the debt with Applied, as more fully disclosed in Note 6.

During 2015, 411,903 common shares were issued to settle accrued payroll at December 31, 2014 with a fair value of $63,462. During 2014, 4,158,995 common shares were issued to settle accrued liabilities of $628,009. In addition, a related party accounts payable was settled with 51,039 restricted common shares during 2014.

During 2015, 54,788 and 2,483,257 shares were issued with a fair value of $9,314 and $367,789 for settlement of expenses and services, respectively, incurred during the year. During 2014, a total of 2,167,596 shares were issued with a fair value of $270,682 for services and operating expenses incurred during the year.

The Company received $33,400 in cash advances during 2015 from an affiliate shareholder. $18,000 of this was settled with 90,000 shares of common stock. $24,200 in cash advances were made during 2014 and 2,222,000 common shares were issued to an affiliate shareholder in settlement of his unsecured loan of $444,400, including the $24,200.

In 2015, 105,000 common shares were issued in private placements with four individuals for $21,000 in cash. In 2014, 225,000 shares of common stock were issued in private placements to various individual investors for $45,000 in cash.

NMI HEALTH, INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

NOTE 4: SHARE-BASED TRANSACTIONS (CONTINUED)

A summary of the status of our outstanding stock options at December 31, 2015 and December 31, 2014 and the related changes during the periods then ended is presented below:

	December 31, 2015				December 31, 2014
	Shares	Weighted-Average Exercise Price	Weighted – Average Remaining Life (Years)	Aggregate Intrinsic Value	Shares	Weighted-Average Exercise Price	Weighted – Average Remaining Life (Years)	Aggregate Intrinsic Value
Outstanding beginning of period	-	-	-	-	25,000	$0.76	.07	-
Granted	-	-	-	-	-	-	-	-
Expired/Cancelled	-	-	-	-	25,000	$0.76	.07	-
Exercised	-	-	-	-	-	-	-	-
Outstanding end of period	-	-	-	-	-	-	-	-
Exercisable	-	-	-	-	-	-	-	-

NOTE 5: INCOME TAX

At December 31, 2015 and 2014, the Company had net operating loss carry-forwards of approximately $13,776,449 and $13,709,423, respectively, which may be used to offset future taxable income. However, the Company may be limited in its ability to fully utilize its net operating loss carry-forwards and realize any benefits in the event of certain ownership changes described in Internal Revenue Code Section 382.

No tax benefit has been reported in the financial statements because the potential tax benefit of the net operating loss carry-forwards that would result in a deferred tax asset is effectively offset by a 100% valuation allowance primarily because there is no certainty that the company will generate profits to permit use of these net operating loss carry-forwards. Details of the income tax benefits and the related valuation allowance for the two years ended December 31, 2015 are noted below at the approximate current federal statutory rate of 34%:

	2015	2014
Income tax benefit at statutory rate	$289,897	$146,847
Timing differences between book and tax depreciation	(33)	(13)
Adjustments in prior year tax returns	-	75,417
Non-deductible expenses from common stock issued for services rendered	(267,075)	(305,555)
Increase (Decrease) in deferred tax asset	22,789	(83,304)
Change in valuation allowance	(22,789)	83,304
	$-	$-

Deferred tax assets are comprised of the following at December 31, 2015 and 2014:

	2015	2014
Operating loss carry forwards	$4,683,993	$4,661,204
Less valuation allowance	(4,683,993)	(4,661,204)
Net deferred tax assets	$-	$-

NMI HEALTH, INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

NOTE 6: COMMITMENTS AND CONTINGENCIES

Litigation   On December 29, 2010, the Company received a complaint from Applied Nanoscience, Inc. seeking collection of the as yet unpaid notes payable to Applied in the amount of $453,500, plus interest and litigation expenses. On February 1, 2012, the Company countersued for breach of contract and related claims. The Company has maintained a right of offset in the amount of $41,360 against Applied’s notes and was reflected on the balance sheet in the net amount of $412,140 (Note 3, Notes Payable). In August 2013, the complainant was awarded $601,041, including interest and attorney fees. On April 15, 2014 the complainant and the Company agreed to settle the outstanding $601,041 judgment for 500,000 restricted common shares (valued at $0.025 per share on the date of the settlement) and $175,000 payable in three installments ending on October 15, 2014. Since the Company only paid $20,000, Applied reinstated the original Judgment of $601,041, less the consideration paid of $32,500, for a net amount of $568,541, plus interest at 9% per annum from July 15, 2015. In February 2016, the Company settled with Applied for $393,000 with an initial payment of $200,000 and quarterly installments of $64,333 beginning May 1, 2016. The May 1, 2016 payment has already been made.

On March 5, 2012, the Company received a complaint from a certain attorney seeking collection of his invoices, plus interest and litigation expenses of $167,167.25. The Company does not believe the claim has any merit.  The claim, Case No. 110907934 DC, was filed in the Second District Court of Weber County in the State of Utah.  The Company has already recognized $15,763 as a liability at December 31, 2015.  The Discovery process has been completed. Our summary dismissal motion was granted on May 5, 2016 to dismiss all charges dated four years prior to his Complaint date. As a result, the remaining Complaint amount would be the $15,763 already recorded on the books. Nevertheless, the case is ongoing.

On or about May 8, 2012, the Company received a complaint from a certain former employee seeking collection of his charges as a distributor and as an employee in the amount of $409,525, plus interest and litigation expenses. The Company has already recognized $37,500 as a liability as of December 31, 2015. The Company settled in February 2016 for $30,000 cash and 200,000 shares of common stock.

Employment agreements   The Company has current employment agreements with certain officers under which all accrued service costs were paid during 2016.

NOTE 7: OTHER TRANSACTIONS

Related party transactions

Advances from related parties are summarized as follows:

Balance, January 1, 2014	$420,200
2014 advances	24,200
Repayments in common stock	(444,400)
Balance, December 31, 2014	-
2015 advances	33,400
Repayments in common stock	(18,000)
Balance, December 31, 2015	$15,400

NMI HEALTH, INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

NOTE 7: OTHER TRANSACTIONS (CONTINUED)

Related party transactions

At December 31, 2015, the Company had a balance of $46,926 owed to two officers for the expenses they incurred on behalf of the Company, which was recorded as related party accounts payable.

In November 2015, the officers and a director unilaterally reduced their compensation and related vacation by 50% or $169,519 from their contractual amounts during 2015. The Company reduced its payroll expense, accordingly.

NOTE 8: SUBSEQUENT EVENTS

An individual investor acquired 6,000,000 common shares in a private placement during February 2016 for $250,000 in cash proceeds and in March 2016 the same shareholder acquired 3,000,000 common shares for $150,000 in cash proceeds.

100% of Sterling Sports, LLC, a Florida corporation, was purchased in March 2016 by the Company. An officer and a director each owned 40% of Sterling Sports, LLC. The other 20% was owned by a significant shareholder in the Company. 5,000,000 restricted common shares of stock were issued by the Company. An accounting for the transaction has not yet been completed.

Subsequent to December 31, 2015, the Company received unsecured cash advances of $329,550 from officers, affiliate shareholders or entities controlled by affiliate shareholders.

In February 2016, the Company generated gains of $225,222 from settlement of a note payable ($209,996), as discussed further in Note 6, and of various accounts payable ($15,226). One other accounts payable of $28,871 was settled with a cash payment of $15,000 and issuance of 100,000 restricted common shares. Also in February, 200,000 restricted common shares were issued to a former employee as discussed in Note 6.

In April 2016, the Company issued 5,645,228 restricted common shares to settle accrued liabilities of $378,849 at December 31, 2015, largely accrued payroll. In addition, a related party advance of $15,400 was settled with 154,000 restricted common shares.

Finally in April, 100,000 restricted common shares were issued to settle a 2016 expense.